[McGuireWoods Letterhead]

August 24, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F St., N.E.

Washington, D.C. 20549

Attention:	Jennifer R. Hardy, Legal Branch Chief

RE:	SEC Comments Regarding the Preliminary Proxy Filed by Esmark, Incorporated, on July 21, 2006, to Elect a Slate of Directors to the Board of Wheeling-Pittsburgh Corporation; File No. 0-50300

Dear Ms. Hardy,

On behalf of Esmark, Incorporated (“Esmark”), we are providing the following responses to the Staff’s letter of comment dated August 1, 2006, with respect to Esmark’s Schedule 14A filed on July 21, 2006.

The numbered paragraphs and headings correspond to the headings and numbers set forth in the letter of comment, the text of which is copied below in bold for your reference. All page numbers refer to the page numbers contained in Esmark’s Schedule 14A containing revised preliminary proxy materials which is being filed today. A marked copy of the Schedule 14A showing changes is included with the hard copy of this letter being delivered to you today.

General

1.	We note that, as of the date of this letter, Wheeling-Pittsburgh has neither selected the time and location for the annual meeting nor set the record date for voting at the annual meeting. In view of the requirements of Item 1 of Schedule 14A, please advise us when and to whom you intend to send the proxy statement. Also advise us whether you intend to send out your proxy materials prior to the determination of the record date. We may have further comment upon review of your response.

Wheeling-Pittsburgh has now announced that it has set November 17, 2006 as the date of its 2006 Annual Meeting and that September 18, 2006 will be the record date for the 2006 Annual Meeting. Esmark intends to distribute copies of its proxy materials to holders of common stock of Wheeling-Pittsburgh as of the record date announced by the company.

2.	Provide a discussion of your anticipated recourse if the solicitation is unsuccessful.

Esmark intends to assess all of its options if the solicitation is unsuccessful. Alternatives could include continuing to urge the newly-elected Board of Wheeling-Pittsburgh to consider its transaction proposal, developing alternative proposals or withdrawing its proposal. However, it is currently anticipated that a consideration of these alternatives and a decision as to which, if any, to pursue, would take place after the conclusion of this solicitation and Esmark has made no decision at this time what course of action it would pursue in that eventuality.

Inasmuch as Esmark has made no decision at this time as to what course of action it would pursue in that eventuality, we do not believe that it would be useful to shareholders, nor is it required or customary to include disclosure of this matter in the opposition proxy materials.

3.	We note that you believe the current board has not fulfilled its responsibility to the company’s stockholders to enhance value for all of Wheeling-Pittsburgh’s stockholders and that in particular, you believe that the current board and management are not acting in the best interests of all stockholders, that the board has failed adequately to address persistent operational problems and strategic issues at the company, including the long-term underperformance of Wheeling-Pittsburgh’s share price, inconsistent financial performance and poor corporate governance. Please provide specific factual support for your beliefs and describe any analyses performed by the participants or otherwise to support these beliefs. To the extent any such analyses have not been performed, so state.

Additional disclosure providing factual support and discussing analysis performed has been added under the heading “Reasons for the Solicitation” beginning on page 3.

Background, page 2

4.	Please summarize the events that resulted in the current proxy contest. You should summarize any contacts between Esmark and Wheeling-Pittsburgh, including attempts to enter into business combinations, as well as appropriate disclosure about any actions that resulted from these contacts.

The requested change has been made under the heading “Background” beginning on page 2.

5.	We note your disclosure that “an affiliate of Esmark” is nominating the nine Nominees. Please name the affiliate and tell us whether the affiliate is disclosed as a participant in the solicitation.

Page 3 has been revised to indicate that the Bouchard Group, L.L.C., a shareholder and affiliate of Esmark, owns shares of Wheeling-Pittsburgh. The Bouchard Group, L.L.C. is listed as a participant in the preliminary proxy materials filed by Esmark.

Reasons for Solicitation, page 2

6.	Please revise the last sentence of the first paragraph to clarify that this is you belief.

The requested change has been made on page 3.

7.	Please elaborate with factual support on the basis for your belief that Wheeling-Pittsburgh could be transformed from a high cost steel producer to a company that combines the best of steel mini-mill production and distribution. Also, disclose that no assurances can be given that the election of your nominees to the board will have this result.

The requested disclosure has been added on page 5.

8.	Briefly describe what “mini-mill” production and distribution is.

The requested description has been added on page 4.

9.	We note your statement that Wheeling-Pittsburgh’s peers have been significantly more consistent in delivering earnings. Please revise to disclose how you determined the peer companies cited in your soliciting materials, including any specific criteria used. To the extent that the referenced peers are an incomplete list, please explain why you have not compared Wheeling-Pittsburgh’s performance against all peer companies.

The requested disclosure has been added on page 3.

The Merger Proposal, page 3

10.	Tell us what consideration was given to providing the disclosure required by Item 14 of Schedule 14A. In this regard, we note that you are asking the security holders of Wheeling-Pitt to vote for the election of the Nominees, which, if elected, would “promptly thereafter. . . consider [your] proposal for a merger of the two companies.”

Esmark gave consideration to the Item 14 of Schedule 14A during the preparation of the preliminary materials.

If Esmark is successful in this solicitation, then a majority of the directors of Wheeling-Pittsburgh would be nominees of an affiliate of Esmark. However, a majority of Esmark’s nominees are not affiliated with Esmark and would be independent directors. Moreover, all of such nominees, once elected, would owe fiduciary duties to all of the shareholders of Wheeling-Pittsburgh. As the proxy materials indicate, it is contemplated that Esmark would request the newly-elected Board to consider a combination of Esmark and Wheeling-Pittsburgh on the terms proposed by Esmark. If the Board of Directors of Wheeling-Pittsburgh determined to pursue this proposed combination, and if the parties reach an agreement as to the terms of the combination, then the transaction would be put to a vote of the then existing shareholders of Wheeling-Pittsburgh. Wheeling-Pittsburgh would prepare appropriate proxy materials for a meeting of shareholders for this purpose, including the disclosure required by Item 14, and file those materials in preliminary form with the SEC. After resolution of any SEC comments, Wheeling-Pittsburgh would mail these materials to shareholders. At that point, shareholders would have the opportunity to vote on the proposed transaction.

There is no assurance that the directors of Wheeling-Pittsburgh will determine to pursue Esmark’s proposed combination or that the parties will reach any final agreement with respect to Esmark’s proposal or any other transaction. Moreover, even if Esmark and Wheeling-Pittsburgh were to reach an agreement regarding a combination, the terms of such agreement could differ substantially in many respects from Esmark’s current proposal.

The disclosure called for by Item 14 of Schedule A is required if action is to be taken on any of the following transactions:

1)	a merger or consolidation

2)	an acquisition of securities of another person

3)	an acquisition of any other going business or the assets of a going business

4)	a sale or other transfer of all or any substantive part of assets or

5)	a liquidation or dissolution.

This solicitation does not involve a vote on any of these matters. It would simply result in a change in certain directors of Wheeling-Pittsburgh.

In Note A to Schedule 14A, it is clear that the disclosure called for Item 14 is only required where a separate vote on the Item 14 transaction will not take place. This note states that where action is taken on the authorization of additional securities for a merger, Item 14 is triggered if the shareholders will not have a separate opportunity to vote on the transaction. However, when there will be a separate shareholder vote, the Item 14 disclosures are required to be set forth in the proxy materials for that separate vote. The current solicitation is directly analogous, and should have a similar result.

If Wheeling-Pittsburgh determines to proceed with this transaction, then there would be a separate vote of shareholders at a point in time when current and meaningful disclosures would be possible. The Item 14 disclosures would be relevant at that time, but not now.

Accordingly, we do not believe that Item 14 of Schedule 14A applies to Esmark’s proxy solicitation for election of the Nominees.

The Proposals, page 3

Proposal No. 1, page 3

11.	Please disclose the consequences to security holders of using your proxy to vote for less than all the director positions up for election. Your disclosure should include the fact that certain Company nominees, including the two union designees, may not serve if elected to a board controlled by the Nominees. In addition, disclose your plans to fill any such vacancies on the board. See Footnote No. 76 in SEC Release No. 34-31326 (Oct. 16, 1992).

Additional disclosure has been added on page 10.

12.	We note that the board nominees would be prepared to consider your merger proposal and other possible alternatives to enhance value for all stockholders. Please elaborate on these other alternatives and state whether Esmark has approached any potential acquirors or acquirees of the company.

Additional disclosure has been added on page 10.

13.	We note your disclosure on page 4 that substitute nominees may be selected by Esmark’s affiliate or substitute designees selected by the United Steel Workers of America. Provide information relating to the identity and business background of the substitute nominees to the extent you have such information available.

Additional disclosure has been added on page 9. Esmark’s affiliate has advised us that is has not identified any individuals to serve as substitute nominees. The United Steelworkers of America has certain contractual rights under its collective bargaining agreement with Wheeling-Pittsburgh to designate two individuals to serve on the Board of Directors. We would expect Wheeling-Pittsburgh to honor these rights.

Proposal No. 3, page 8

14.	Please expand your disclosure to explain in greater detail the general effects of adopting this proposal. In particular, it would appear that even if your entire slate were not elected by the security holders, such that the elected Nominees constituted only a minority of the Board, the Nominees would still control the Board if this proposal is approved.

Additional disclosure has been added on page 12.

15.	Please disclose your plans to fill any vacancies on the board if less than the entire slate of your Nominees is elected and this proposal is adopted.

Additional disclosure has been added on page 12.

Proposal No. 4, page 9

16.	Please expand to explain in greater detail the general effects, including potential negative effects to the security holders, of adopting this amendment to Wheeling-Pitt’s bylaws. Refer to Item 19 of Schedule 14A.

Additional disclosure has been added on page 13.

17.	We note your statements on page 9 that you are seeking the adoption of this proposal to repeal any provisions adopted or may be adopted by the Board “in an effort to impede the effectiveness” of the Board nomination process or to “countermine the will of the stockholders.” Such statements imply that the Wheeling-Pitt Board is failing to fulfill its fiduciary duties. You must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

Esmark does not believe the statements made in connection with Proposal No. 4 are inconsistent with the requirements of Rule 14a-9. The statements and disclosure made in this section are similar to those in other proxy statements including similar proposals. See, e.g., Proxy Statement of The Trian Group for Annual Meeting of H.J. Heinz Company dated July 12, 2006; Proxy Statement of Highland Capital Management, L.P. for Annual Meeting of Stockholders of Motient Corporation dated June 22, 2006.

Solicitation of Proxies, page 11

18.	We note that you may employ various methods to solicit proxies, including telephone, facsimile, telegram, and the Internet. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. In addition, with respect to proxies being solicited via the Internet, tell us whether this will be accomplished through postings in Internet chat rooms or postings on web sites. Refer to Item N.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which can be found on our Web site at www.sec.gov.

Esmark has advised us that they understand their filing obligations under Rule 14a-6(b) and (c) and that they intend to file all written soliciting materials pursuant to applicable SEC rules.

Esmark intends to use the Internet as one method of soliciting proxies. This will be accomplished through posting on an Internet web site. Appropriate instructions to access the secure web site have now been included on the proxy card in the preliminary proxy materials.

Additional Information, page 16

19.	We note that should other matters arise that you are not aware of within a reasonable time before this solicitation is brought before the 2006 annual meeting, the person named on the proxy card will vote on such matters in their discretion. However, please advise us as to whether or not you plan to revise your proxy card and the disclosure in your proxy statement to address any other matters that will be presented by Wheeling-Pittsburgh in its 2006 proxy statement that has yet to be filed that you learn of within a reasonable time before the annual meeting. To the extent that you do not intend to revise your proxy card and statement and thus afford stockholders an opportunity to vote for any of the other matters, please revise to state specifically that stockholders executing Esmark’s proxy card will effectively be precluded from voting for the other matters contemplated in Wheeling-Pittsburgh’s proxy statement. If you do not agree that stockholders would be so disenfranchised, provide us with state law authority that would support a conclusion that stockholders could validly execute the proxy card of Esmark and Wheeling-Pittsburgh.

Esmark intends to revise the preliminary proxy statement and proxy card to address any other matters that will be presented by Wheeling-Pittsburgh in its proxy statement for the 2006 Annual Meeting. In particular, Wheeling-Pittsburgh has indicated its intention to seek shareholder approval of a proposed transaction involving CSN. However, the United Steelworkers of America has publicly announced that it will use all means at its disposal to oppose this transaction. The Union also announced that, in its view, under its collective bargaining agreement, Wheeling-Pittsburgh may not enter into a definitive agreement with CSN before February 5, 2007. Consequently, the proposed transaction with CSN may not be presented for shareholder action at the 2006 annual meeting. In the event this matter is to be presented, Esmark will revise its proxy materials appropriately.

Form of Proxy

20.	It is unclear whether you plan to use discretionary authority to adjourn the meeting to solicit additional proxies. In this regard, adjournment of a meeting in order to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4(c)(7). To the extent that you wish to vote the proxies in this way, you must provide a separate voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. Should you add this box, revise the proxy statement to provide a separate section discussing the reasons for this proposal and your voting recommendation with respect to this proposal.

The preliminary proxy materials have been revised to eliminate discretionary authority.

Closing Comments

Esmark acknowledges that:

•	Esmark is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Esmark may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your prompt attention to these responses. If you or any other members of the Staff have any further questions or comments concerning these responses, please telephone the undersigned, at 202.857.1716.

Sincerely,

/s/ David H. Pankey
David H. Pankey

cc:	Mr. Craig Slivka, Staff Attorney

Mr. Ade Heyliger, Special Counsel